

File: 082-04144



06013691

May 17, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL



SEC MAIL
RECEIVED
PROCESSING
MAY 19 2006
WASH. D.C.
213
SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding Standard & Poor's debut rating assignment.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL



ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34180 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

STANDARD & POOR'S ASSIGNS RATINGS TO ANADOLU EFES ("AEFES.IS")

On May 12th, Standard & Poor's ("S&P"), the international credit ratings agency, has assigned long term corporate credit rating of **BB** to Anadolu Efes Biracılık ve Malt Sanayii A.S. ("Anadolu Efes") both on Foreign Currency and on Local Currency basis. The rating outlook is Stable.

The BB Foreign Currency rating that is assigned to Anadolu Efes by S&P is one notch higher than the sovereign rating, while the BB Local Currency rating is at par with that of the sovereign. This represents the first time any Turkish entity has exceeded the sovereign ceiling in terms of the Foreign Currency credit rating among the issued and published ratings by S&P. Furthermore, both the Foreign and Local Currency ratings of Anadolu Efes are higher than any other published ratings to date, across any sector in Turkey by S&P.

In its Press Release, dated May 12th 2006, S&P stated that the assignment of BB rating to Anadolu Efes entails the Company's highly profitable Turkish beer business, which underpins the group's strong and resilient free cash flow generation, and the group's increasing operational diversity through the growing international beer business and its majority ownership of Coca-Cola İçecek, A.Ş., which in turn is one of the world's 10 largest Coca-Cola bottlers.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr


EFES

File: 082-04144

May 17, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.


SEC MAIL
RECEIVED
PROCESSING
MAY 1 9 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the approval of the dividend distribution at the Ordinary Annual General Meeting on 15.05.2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34180 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

DIVIDEND DISTRIBUTION

At the Ordinary Annual General Meeting of our Company, held on May 15th, 2006, it has been decided that the dividend payments for the 2005 fiscal year will commence on May 29th, 2006.

Against 2005 dividend coupons, for each share representing 1 YTL nominal value, net 0,85 YTL (ratio of 85%) will be distributed to resident corporate taxpayers in Turkey and non-resident corporate tax payers who receive dividends through a permanent establishment or a permanent representative in Turkey, and net 0,778 YTL (ratio of 77.8%) will be distributed to individuals.

In this respect, the enclosed announcement will be printed in Dünya and Çağdaş Ulus Newspapers (published nationwide in Turkey), in the issues, dated 18.05.2006 and also will be available at www.anadoluefes.com.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP / ANADOLU EFES
MAY 17TH, 2006

ANNOUNCEMENT FROM EFES BEVERAGE GROUP TO ITS SHAREHOLDERS

At the Ordinary Annual General Meeting of our Company, held on May 15th, 2006, it has been decided that the dividend payments for the 2005 fiscal year will commence on May 29th, 2006. Accordingly, the respective payments will be made between May 29th, 2006 and June 29th, 2006 through the below mentioned central branch and representative offices of Alternatif Menkul Kıymetler A.Ş.

Dividend payments to shareholders, whose shares are at custody of Central Registry Agency ("CRA") will be made through the CRA.

Dividend payments will continue after June 29th, 2006 at our Company addressed at Adnan Kahveci Bulvarı, Bahçelievler Mahallesi No:5 Bahçelievler – İstanbul.

The total of the dividends is 95.945.295,53 YTL and for the cash dividend of gross 0,85 YTL per each share of 1 YTL nominal value,

1) Net 0,85 YTL with a ratio of 85% will be distributed to resident corporate taxpayers in Turkey and non-resident corporate taxpayers who receive dividends through a permanent establishment or a permanent representative in Turkey

2) Net 0,778 YTL with a ratio of 77,8% will be distributed to individuals.

Payments will be made against 2005 dividend coupons. In order to effect rapid and orderly payment, it's kindly recommended to our shareholders, who hold shares of more than 20.000 YTL of nominal value to make a prior appointment with the branch of payment and to sort their coupons according to order no, serial no, denomination and line no.

Resident and non-resident taxpayers will have to supply their tax liability information to the intermediary.

ALTERNATİF YATIRIM A.Ş.

İstanbul Merkez Şubesi: Cumhuriyet Cad. Elmadağ Han No.8 Kat.2-3 Elmadağ-İstanbul
(Genel Müdürlük) Tel: (0-212) 315 58 00 Faks: (0-212) 291 08 18

Ankara Şubesi : Cinnah Cad. No.102/4 Çankaya-Ankara
Tel: (0-312) 442 87 00 Faks: (0-312) 442 86 99

ALTERNATİFBANK A.Ş.

Adana Şubesi : Ziyapaşa Bulvarı No.29/A Refah Apt.Seyhan-Adana
Tel: (0-322) 457 47 20 Faks: (0-322) 457 51 92

İzmir Şubesi : Şehit Nevres Bulvarı No.23/A Alsancak-İzmir
Tel: (0-232) 422 69 10 Faks: (0-232) 463 85 87

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. Tel. (0-212) 449 36 60
www.anadoluefes.com

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr



File: 082-04144

May 17, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the meeting minutes of Annual Ordinary General Assembly that was held on 15th May 2006 and list of attendance of shareholders.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34180 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

MINUTES OF THE ANNUAL ORDINARY GENERAL MEETING OF SHAREHOLDERS OF ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ HELD ON MONDAY, 11 MAY 2006, 14:00

The Meeting was held at "Esentepe Mah. Anadolu Cad. No:3 Kartal/ISTANBUL" on the date and at the time shown above, which meeting was attended by Mr. Fevzi ÜLKER, the Representative of the Ministry of Industry and Trade, duly appointed under letter no. 24757 dated 11 May 2006 of the Istanbul Province Directorate of Industry and Trade.

It was confirmed that the date, time, place and agenda of the meeting was announced on issue no. 6545 of 28 April 2006 of the Turkish Trade Registry Journal, and on page 4 of the issue dated 28 April 2065 of the Dünya Newspaper published nationwide in Turkey, as well as page 3 of the issue dated 28 April 2006 of the Ulus Newspaper published in Istanbul.

According to the List of Attendance it was ascertained that a total number of shares of 62.010.628.922 (Sixtytwobilliontenmillionsixhundredand-twentyeightthousandninehundredandtwentytwo) were present at the meeting, of which 62.006.560.982 (Sixtytwobillionsixmillionfivehundredandsixtythousand-ninehundredandeightytwo) in person, and 4.067.940 (Fourmillionsixtyseventhousandninehundredand fourty) by proxy, from the total number of shares of the company which is 112.867.818,27 (Hundredandtwelvemillioneighthundredandsixtyseventhousandeighthundredandeighteencommatwentyseven) shares constituting the share capital of the Company of YTL 112.867.818,27 (HundredandtwelvemillioneighthundredandsixtyseventhousandeighthundredandeighteennewTurkish Liraandtwentysevennewkurus), whereupon the quorum for meeting was reached.

The Representative of the Ministry of Industry and Trade pronounced the meeting to be admissible. The deliberation of the agenda items was proceeded with.

1. Mr. ALİ ŞANAL was proposed as the candidate for the Chairman of the Meeting, Messrs. AYŞE GÜNDÜZ and M. HURŞİT ZORLU for the Collectors of Votes, and Ms. MİNE ÇEVİK for the Secretary. The proposal was voted and unanimously adopted.

   It was proposed and unanimously approved that the minutes and of the meeting be signed by the Chairman's Board on behalf of the General Meeting.

2. The Business Report of the Board of Directors, Board of Auditors' Report, and the Report of the Independent Auditors for the calendar year of 2005 were read out. Nobody asked for permission to talk.

3. The Balance Sheet as of 31 December 2005, and the Income Statement for the period of 01 January 2005 to 31 December 2005 prepared in accordance with International Financial Reporting Standards (IFRS) as per Capital Markets Board (CMB) regulations were read out; deliberated and the reports, balance sheets and income statement were accepted unanimously.

4. The proposal of the Board of Directors regarding the distribution of profit was adopted, and it was resolved unanimously that, in order to realize a distribution of gross cash dividends of 85% based on the paid-in capital and accordingly payment of gross 850 TL per each share of 1,000 TL (per each 10 shares of 1,000 TL nominal value gross 0,0085 YTL) cash dividends, nominal value totaling a gross dividend of YTL 95.945.295,53 (Ninetyfivemillionninehundredandfortyfivethousandtwohundredandninetyfive New Turkish Lira and fiftythree New Kuruş); as well as to pay usufruct shareholders YTL 2.603.491,90 and the

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

members of the Board of Directors YTL 6.378.555,15 gross profit share in accordance with article 62 of the Articles of Association; for the said dividend distribution, gross dividend to be paid as net amount without tax deduction to resident corporate taxpayers in Turkey and non-resident corporate taxpayers who receive dividends through a permanent establishment or a permanent representative office in Turkey and to other shareholders dividends to be paid after legitimate tax deduction as per Income Tax Law Article No. 94/6-b and Corporate Tax General Communiqué No:81; the net profit remaining after deduction of the legal obligations be applied to the extraordinary reserves; and the distribution of profit be commenced as of 29 May 2006; and the proposed distribution of profit was approved unanimously.

5. The appointment of Mr. R. Engin Akçakoca as a member of the Board of Directors to replace Mr. A. Muhtar Kent, who was elected as a member on 16/05/2005 and resigned from his duties on 15.02.2006, as per Article 315 of Turkish Commercial Code was unanimously adopted.

6. The release of each of the Directors for their activities during the calendar year of 2005 was individually voted. The meeting resolved to release each of the Directors from their duties unanimously by the remaining shareholders attending the meeting (provided that no individual Director participates in the voting concerning himself). Release of the Auditors for their activities during the year of 2005 were proposed for voting, and approved unanimously.

7. To change the "Objectives and Fields of Business" of the Company's Articles of Association, as per the approvals of the Capital Markets Board, dated 13/04/2006, Law No B.02.1.SPK.0.13-689 5775 and of the Ministry of Industry and Trade, dated 13/04/2006, Law No B.14.O.İTG.0.10.00.01/401-535-38641.2808 was approved with 62.009.728.922 affirmative votes against Small Cap World Fund Inc.'s 900 abstentive votes.

Old Version

OBJECTIVES AND FIELDS OF BUSINESS:

Article 4: The Company has been founded for the following purposes:

(a) To manufacture malt and beer, and to this end, to produce, manufacture and sell beer yeast, malt extract, pulp, carbon dioxide, ice and other beverages, edible barley and other by-products, and plastic beer and beverage crates and other plastic materials and items, and to import and export all and any commercial and industrial products and materials in strict compliance with the applicable laws and regulations.

(b) To establish, own, lease and operate factories and plants for the above outlined purposes.

(c) To establish, own, lease and operate cold stores and to engage in storage and warehousing business.

(d) To open and operate stores, shops and sales

New Version

OBJECTIVES AND FIELDS OF BUSINESS:

Article 4: The Company has been founded for the following purposes:

(a) To manufacture malt and beer, and to this end, to produce, manufacture and sell beer yeast, malt extract, pulp, carbon dioxide, ice and other beverages, edible barley and other by-products, and plastic beer and beverage crates and other plastic materials and items, and to import and export all and any commercial and industrial products and materials in strict compliance with the applicable laws and regulations.

(b) To establish, own, lease and operate factories and plants for the above outlined purposes.

(c) To establish, own, lease and operate cold stores and to engage in storage and warehousing business.

(d) To open and operate stores, shops and sales

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

outlets for sale of its products, and promote and advertise its products.

The Company may found new companies or acquire shares in the existing companies, local or foreign, active in the same fields of business with the Company or engaged in other fields of business.

The Company may purchase, hire, lease, sell or otherwise dispose of all types of real estate, securities and ships, for its own objectives and within its fields of business. Without operating as a brokerage and securities portfolio management businesses, the Company may purchase and sell or otherwise trade all types of stock certificates, bonds, debentures and other securities, and may pledge or otherwise encumber them.

Subject to special situations, with making the required disclosures upon the demand of the Capital Markets Board in order to inform its investors, the Company may establish mortgages on its own real estates and ships as a security for repayment of its own debts or the debts of third persons, accept mortgages to secure its receivables, and likewise, the Company may pledge its personal properties as a security for repayment of its own debts or the debts of third persons, and may restrict its properties with commercial enterprise pledges, and may accept pledges in favor of the Company. The Company may give or receive all types of cash or non-cash guarantees and sureties in favor of third parties. The Company may further give or receive all types of personal guarantees or guarantees in kind, and may take all actions in relation therewith, for the purpose of securitization and collection of its receivables, claims and rights.

With the intention of procuring a continuous, cost-efficient and regular supply of electrical energy for use in production of its products, and of vapor heat energy required in the production process, for its own objectives and within its own fields of business, the Company may build, establish, operate and run complete co-generation power plants, together with their accessories, and may sell the surplus energy generated therein, and may participate in auto-producer companies dealing with generation of energy, providing, however, that it does not ever deal with brokerage and securities portfolio management businesses.

outlets for sale of its products, and promote and advertise its products.

The Company may found new companies or acquire shares in the existing companies, local or foreign, active in the same fields of business with the Company or engaged in other fields of business.

The Company may purchase, hire, lease, sell or otherwise dispose of all types of real estate, securities and ships, for its own objectives and within its fields of business. Without operating as a brokerage and securities portfolio management businesses, the Company may purchase and sell or otherwise trade all types of stock certificates, bonds, debentures and other securities, and may pledge or otherwise encumber them.

Subject to special situations, with making the required disclosures upon the demand of the Capital Markets Board in order to inform its investors, the Company may establish mortgages on its own real estates and ships as a security for repayment of its own debts or the debts of third persons, accept mortgages to secure its receivables, and likewise, the Company may pledge its personal properties as a security for repayment of its own debts or the debts of third persons, and may restrict its properties with commercial enterprise pledges, and may accept pledges in favor of the Company. The Company may give or receive all types of cash or non-cash guarantees and sureties in favor of third parties. The Company may further give or receive all types of personal guarantees or guarantees in kind, and may take all actions in relation therewith, for the purpose of securitization and collection of its receivables, claims and rights.

May operate in compliance with the applicable rules and regulations governing the electricity market, mainly with the intention of supplying the electricity and thermal energy for its own requirements under an auto-producer licence, to build a production plant, to produce electricity and thermal energy, in case of surplus production, within the framework of the afore mentioned rules and regulations, to sell the produced electricity and thermal energy and/or capacity to other corporate persons or free consumers holding a license and it may, as long as it does not involve commercial purposes, to procure every kind of equipment and fuel for the electricity production plant.

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

If at any time it is deemed useful for the Company to enter into any sector or industry other than the above listed fields of business, the Company may engage in such other fields of business by a decision of its General Assembly of Shareholders upon a proposal of the Board of Directors. However, such a decision requires an amendment to this Articles of Association and it is subject to approval, registration and announcement pursuant to the relevant provisions of the Turkish Commercial Code and the Capital Markets Law.

If at any time it is deemed useful for the Company to enter into any sector or industry other than the above listed fields of business, the Company may engage in such other fields of business by a decision of its General Assembly of Shareholders upon a proposal of the Board of Directors. However, such a decision requires an amendment to this Articles of Association and it is subject to approval, registration and announcement pursuant to the relevant provisions of the Turkish Commercial Code and the Capital Markets Law.

8. It was proposed that (13) directors be elected in place of those whose term was over. Mr. KAMİL YAZICI, Mr. İZZET ÖZİLHAN, Mr. TUNÇAY ÖZİLHAN, Mr. SÜLEYMAN VEHBİ YAZICI, Mr. İBRAHİM YAZICI, Ms. TÜLAY AKSOY, Ms. GÜLTEN YAZICI, Ms. HÜLYA ELMALIOĞLU, Mr. NAİL ÖZKARDEŞ, Mr. ALİ ZÜLFÜ TİGREL (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. RASİH ENGİN AKÇAKOCA (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. METİN TOKPINAR (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. ALİ ŞANAL (on behalf of Anadolu Endüstri Holding A.Ş.) were proposed as the candidates. The proposal was voted. It was adopted unanimously that the candidates be elected as the Directors for a term of one year, and the Directors receive no remuneration for this term.

9. It was proposed that Messrs. MUSTAFA UYSAL and ALİ BAKİ USTA be elected as the Auditors for a term of (1) year in place of those Auditors whose term was over. The proposal was voted, and unanimously approved. It was also proposed, voted, and unanimously approved that the Auditors be paid YTL 2,500 annually.

10. Information on the donations amounting to YTL 9,522,154.21 made by the Company in 2005 was provided to the shareholders.

11. Authorization of the Board of Directors in accordance with Section 334 and 335 of the Turkish Commercial Code was voted and unanimously adopted.

12. It was proposed that the independent accounting firm Güney Serbest Muhasebecilik Mali Müşavirlik A.Ş. be appointed for the audit of the accounts and transactions for the fiscal year 2006 by virtue of article 14 of the regulation on Independent External Audits of Capital Market published by the Capital Market Board. The proposal was voted and approved by 62.010.626.922 affirmative votes, against 2 abstentive votes from Boston Safe Deposit and Trust Company/Commonwealth of Pennsylvania Public.

13. At the closing, some of the representatives of foreign shareholders stated as their wish that they were not in favor of the donations made as per article 62 of the Articles of Association.

As the Agenda contained no further issues to be deliberated, the meeting was closed.

Signed:	Signed:
Fevzi Ülker Representative of the Ministry of Industry and Trade	Ali ŞANAL The Chairman of Meeting

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Signed:
Ayşe Gündüz &
M. Hurşit Zorlu
Vote Collectors

Signed:
Mine Çevik
Meeting
Secretary

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

TABLE OF DIVIDENDS TO BE DISTRIBUTED TO COMMONSTOCK SHAREHOLDERS

	CASH TO BE DISTRIBUTED			
	Total Dividend (YTL)	Net Dividend per share of 1 YTL nominal value		Dividend Payment Date
		Amount (YTL)	Ratio (%)	
GROSS	95.945.295,53	0,85	85	29.05.2006
(*)NET	87.818.540,08	0,778	77,8	

(*)Gross dividends are to be paid in net amounts without a tax withholding to resident corporate taxpayers in Turkey and non-resident corporate taxpayers who receive dividends through a permanent establishment or a permanent representative in Turkey. To other shareholders; dividends are to be paid after 10% tax deduction as per Income Tax Law Article No. 94/6-b and Corporate Tax General Communiqué.

A net payment of 0,778 YTL will be made to individuals, as the 14.677.741 YTL portion of the distributable profit will be allocated from corporate income tax exempt earnings, which are not subject to withholding tax per Income Tax Law temporary Article no. 62, and a net 0,85 YTL will be distributed to resident corporate taxpayers in Turkey and non-resident corporate taxpayers who receive dividends through a permanent establishment business or a permanent representative in Turkey.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ORDINARY GENERAL ASSEMBLY OF ANADOLU EFES BİRACILIK VE MAT SANAYİİ A.Ş. DATED 15.05.2006
LIST OF ATTENDANCE OF SHAREHOLDERS

	SHAREHOLDER'S NAME / SURNAME TITLE AND ADDRESS	AMOUNT OF CAPITAL (TL.)	NUMBER OF SHARES	REPRESENTATION IN PERSON BY PROXY	REPRESENTATIVE NAME / SURNAME	İMZA
1.	YAZICILAR HOLDİNG A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 81120 İçerenköy / İSTANBUL	33.600.942,75	33.600.942,75	IN PERSON		....
2.	ÖZİLHAN SINAİ YATIRIM A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 81120 İçerenköy / İSTANBUL	19.553.077,25	19.553.077,25	IN PERSON		....
3.	ANADOLU ENDÜSTRİ HOLDİNG A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 81120 İçerenköy / İSTANBUL	8.852.540,98	8.852.540,98	IN PERSON		....
4.	T. ROWE PRICE INTERNATIONAL FUND, INC. EMERGING MARKETS STOCK FUND 100 EAST PRATT STREET BALTIMORE, MARYLAND 21202, USA	244,500	244,500	BY PROXY	CEMALETTİN KEMENT	....
5.	T ROWE PRICE TRUST COMPANY INTERNATIONAL COMMON TRUST FUND 100 East Pratt Street BALTIMORE MD 21202, USA	292,500	292,500	BY PROXY	CEMALETTİN KEMENT	....
6.	T ROWE PRI INTERNATIONAL FUNDS INC, T ROWE PRICE EMERGING EUROPE & MEDITERRANEAN FUND 100 East Prat Street BALTIMORE MD USA 21202	535,700	535,700	BY PROXY	CEMALETTİN KEMENT	....
7.	T ROWE PRICE FUND SICAV 5, Rue Plaetis L-2338 LUXEMBOURG	54,000	54,000	BY PROXY	CEMALETTİN KEMENT	....
8.	T ROWE PRICE INSTITUTIONAL INTERNATIONAL FUND, INC- T ROWE PRICE INSTITUTIONAL EMERGING MARKETS EQUITY FUND 100 East Pratt Street BALTIMORE MARLYAND 21202 USA	20,600	20,600	BY PROXY	CEMALETTİN KEMENT	....
9.	COLLEGE RETIREMENT EQUITIES FUND 730 THIRD AVENUE, NEW YORK, NY 10017 USA	0,100	0,100	BY PROXY	CEMALETTİN KEMENT	....
10.	NEW YORK STATE COMMON RETIREMENT FUND ALFRED E.SMITH STATE BLDG. ALBANY NEW YORK NY 12236 USA	40,000	40,000	BY PROXY	CEMALETTİN KEMENT	....
11.	BRITISH COAL STAFF SUPERANNUATION SCHEME 1 Hussar Court Hillsborough Barracks Sheffield s6 2GZ	467,630	467,630	BY PROXY	CEMALETTİN KEMENT	....
12.	EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII 005925/LGY9, 006475/LGZ5	36,000	36,000	BY PROXY	CEMALETTİN KEMENT	....
13.	THE NORTHERN TRUST COMPANY NOTRHERN TRUST MULTI ADVISOR FUND 50 Bank Street Canary Whart London E 145NT United Kingdom	27,120	27,120	BY PROXY	CEMALETTİN KEMENT	....
14.	SMALL CAP WORLD FUND, INC. 333 South Hope Street Los Angeles, California 90071-1406	900,000	900,000	BY PROXY	CEMALETTİN KEMENT	....
15.	THE NORTHERN TRUST COMPANY/ THE PFIZER MASTER TRUST 50 Bank Street Canary Whart London E 145NT *United Kingdom*	18,000	18,000	BY PROXY	CEMALETTİN KEMENT	....

No.	Shareholder					
16.	THE NORTHERN TRUST COMPANY/ A I DUPONT TESTAMANTARY TRUST 50 Bank Street Canary Whart London E 145NT United Kingdom	15,200	15,200	BY PROXY	CEMALETTİN KEMENT	....
17.	THE NORTHERN TRUST COMPANY/ FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST 50 Bank Street Canary Whart London E 145NT United Kingdom	7,425	7,425	BY PROXY	CEMALETTİN KEMENT	....
18.	THE NORTHERN TRUST COMPANY/ 1199 HEALTH CARE EMPLOYEES PENSION FUND 50 Bank Street Canary Whart London E 145NT United Kingdom	1,718	1,718	BY PROXY	CEMALETTİN KEMENT	....
19.	THE NORTHERN TRUST COMPANY/ FIRST STATE INVESTMENT GLOBAL EMERGING MARKETS LEADERS FUND 50 Bank Street Canary Whart London E 145NT United Kingdom	23,815	23,815	BY PROXY	CEMALETTİN KEMENT	....
20.	BBH/THE MASTER TRUST BANK OF JAPAN LTD.RE MTBC400035147 40 Water Street, Boston, MA 02109 3661	28,418	28,418	BY PROXY	NUR SÜMEN	....
21.	BOSTON SAFE DEPOSIT AND TRUST COMPANY / CENTRAL STATES SOUTHEAST & SOUTHWEST AREAS PENSION FUND 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	60,087	60,087	BY PROXY	NUR SÜMEN	....
22.	BOSTON SAFE DEPOSIT AND TRUST COMPANY/ COMMONWEALTH OF PENNSYLVANIA PUBLIC 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	2,000	2,000	BY PROXY	NUR SÜMEN	....
23.	BOSTON SAFE DEPOSIT AND TRUST COMPANY/ CARNIGE MELLON UNIVERSTY 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	14,359	14,359	BY PROXY	NUR SÜMEN	....
24.	BOSTON SAFE DEPOSIT AND TRUST COMPANY / MPAM EMERGING MARKETS FUND 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	5,900	5,900	BY PROXY	NUR SÜMEN	....
25.	BOSTON SAFE DEPOSIT AND TRUST COMPANY / STATE OF WISCONSIN INV BOARD 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	41,930	41,930	BY PROXY	NUR SÜMEN	....
26.	BOSTON SAFE DEPOSIT AND TRUST COMPANY / DUQUESNE LIGHT COMPANY MASTER TRUST TR CORP LTD. 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	2,494	2,494	BY PROXY	NUR SÜMEN	....
27.	BBH/MERRILL LYNCH GLOBAL SELECTS PORTFOLIOS PLC/EMERGING MARKET EQUITY PORTFOLIO 40 Water Street, Boston MA 02109 3661	76,121	76,121	BY PROXY	NUR SÜMEN	....
28.	BONY/BONY ALASKA PERMANENR FUND CORP One Wall Street, New York, NY 10286	12,600	12,600	BY PROXY	NUR SÜMEN	....
29.	CITIBANK / COLONIAL FIRST STATE INVESTMENT LIMITED 111 Wall Street, 24th Floor New York, NY 10005	241,435	241,435	BY PROXY	NUR SÜMEN	....
30.	BOSTON SAFE DEPOSIT AND TRUST COMPANY / FIRST ENERGY NUCLEAR GENERATION CORPORATION 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	3,508	3,508	BY PROXY	NUR SÜMEN	....

No.	Shareholder				Representative	Signature
31.	CITIBANK / COMMONWEALTH GLOBAL SHARE FUND 17 111 Wall Street, 24th Floor New York, NY 10005	14,237	14,237	BY PROXY	NUR SÜMEN	....
32.	CITIBANK / RBS AS DEP FOR FS EM MARK LEADER 111 Wall Street, 24th Floor New York, NY 10005	171,741	171,741	BY PROXY	NUR SÜMEN	....
33.	CITIBANK / RBS AS DEP FOR FS GLOBAL EMERG 111 Wall Street, 24th Floor New York, NY 10005	352,055	352,055	BY PROXY	NUR SÜMEN	....
34.	BOSTON SAFE DEPOSIT AND TRUST COMPANY / PUBLIC EMPLOYEE RETIREMENT 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	126,142	126,142	BY PROXY	NUR SÜMEN	....
35.	BOSTON SAFE DEPOSIT AND TRUST COMPANY / VERIZON INVESTMENT MANAGEMENT CORPORATION 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	16,000	16,000	BY PROXY	NUR SÜMEN	....
36.	FIRST STATE GLOBAL EMERGING MARKETS LEADERS FUND	214,594	214,594	BY PROXY	SEMİH BAŞAR	....
34.	KAMİL YAZICI	0,001	0,001	BY PROXY		....
35.	İZZET ÖZİLHAN	0,001	0,001	BY PROXY		....
36.	TUNÇAY ÖZİLHAN	0,001	0,001	BY PROXY		....
37.	SÜLEYMAN VEHBİ YAZICI	0,001	0,001	BY PROXY		....
38.	İBRAHİM YAZICI	0,001	0,001	BY PROXY		....
39.	TÜLAY AKSOY	0,001	0,001	BY PROXY		....
40.	GÜLTEN YAZICI	0,001	0,001	BY PROXY		....
41.	NAİL ÖZKARDEŞ	0,001	0,001	BY PROXY		....
42.	ALİ ŞANAL	0,001	0,001	IN PERSON	ALİ ŞANAL	....
43.	HÜLYA ELMALIOĞLU	0,001	0,001	BY PROXY		....
44.	METİN TOKPINAR	0,001	0,001	BY PROXY		....
45.	ALİ ZÜLFÜ TİGREL	0,001	0,001	BY PROXY		....
46.	RASİH ENGİN AKÇAKOCA	0,001	0,001	BY PROXY		....

REPRESENTATIVE OF THE
MINISTRY OF INDUSTRY AND TRADE
FEVZİ ÜLKER

CHAIRMAN OF THE MEETING
ALİ ŞANAL

VOTE COLLECTORS
AYŞE GÜNDÜZ - HURŞİT ZORLU

MEETING SECRETARY
S. MİNE ÇEVİK

COMPANY CAPITAL	:	112.876.818,27 YTL.
TOTAL NUMBER OF SHARES	:	112.876.818,27
MINIMUM MEETING QUORUM	:	28.219.204,568
ACTUAL MEETING QUORUM	:	62.010.628,922
IN PERSON	:	62.006.560,981
BY PROXY	:	4.067,941

SHAREHOLDING AND CAPITAL STRUCTURE OF THE COMPANY WHICH IS SHOWN IN THE LIST OF ATTENDANCE OF SHAREHOLDERS IS IN COMPLIANCE WITH THE COMPANY SHARE LEDGER.
BOARD OF DIRECTORS